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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
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                             FORM 12b-25
                     NOTIFICATION OF LATE FILING

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  SEC File Number:  0-9833

  [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
   [ ] Form N-SAR

  For Period Ended:         August 31, 1996

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form.  Please
  Print or Type

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            PART I - REGISTRANT INFORMATION

  Full Name of Registrant:       UNIHOLDING CORPORATION8
  Former Name if Applicable:

                       96 Spring Street
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     (Address of Principal Executive Office - Street and Number)

                     New York, New York 10012
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                    (City, State and Zip Code)

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               PART II - RULES 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or
  Form N- SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                     PART III - Narrative


    State below in reasonable detail the reasons why the form
  10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

    The Registrant has been unable to assemble all of the materials necessary to effect the filing due to the Registrant's need to focus on amending the Quarterly Reports on Form 10-Q for the periods ended November 30, 1995 and February 29, 1996 resulting from discussions with the Registrant's independent auditors on accounting for the acquisition of certain assets. In addition, the Registrant has experienced unusual delays in obtaining necessary financial information from certain subsidiaries.



                 PART IV - Other Information


(1)  Name and telephone number of person to contact in regard to this notification:  Gene Cronin, Esq. (212) 925-2800
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                      (Name)   (Area Code) (Telephone Number)

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?   [ ] Yes  [X]No

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                       UNIHOLDING CORPORATION
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 15, 1996               BRUNO ADAM
                                 --------------------------
                                 Bruno Adam, Chief Financial
                                    Officer




                            ATTENTION

   Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).